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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                             Commission File Number 333-62227

       AMERICAN COMMERCIAL VESSEL AND TERMINAL EMPLOYEES' SAVINGS PLAN,
                 formerly affiliated with CSX CORPORATION
           (Exact name of registrant as specified in its charter)

                         1701 East Market Street
                      Jeffersonville, Indiana 47130
                            (812) 288-1922

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Plan interests for which Form 11-K previously filed
        (Title of each class of securities covered by this Form)

                                  None
          (Titles of all other classes of securities for which a
        duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [X] Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(1)(ii)    [ ] Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(i)     [ ] Rule 12h-3(b)(2)(ii)    [ ]
        Rule 12g-4(a)(2)(ii)    [ ] Rule 15d-6              [ ]
        Rule 12h-3(b)(1)(i)     [ ]

     Approximate number of holders of record as of the certification or
notice date:     -0- Plan interests are no longer deemed securities; stock of former employer/issuer no longer permitted to be purchased.

     Pursuant to the requirements of the Securities Exchange Act of 1934, American Commercial Vessel and Terminal Employees' Savings Plan, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


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                                AMERICAN COMMERCIAL VESSEL AND TERMINAL
                                       EMPLOYEES' SAVINGS PLAN


Date:  June 28, 2000             By /s/ Paul S. Besson
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                                    Paul S. Besson
                                    Member, Administrative Committee